Exhibit 99.1

November 30, 2015 – Rosh Ha'ain

MEGA RETAIL LTD

PUBLISHES FINANCIAL RESULTS FOR THE THIRD QUARTER AND

THE FIRST NINE MONTHS OF 2015

IN THE THIRD QUARTER, THE COMPANY BEGAN FULLY IMPLEMENTING
THE REORGANIZATION PLAN:

THE OPERATING RESULTS IN THIS QUARTER REFLECT MEETING WITH THE TARGETS OF THE REORGANIZATION PLAN AS APPROVED BY THE COMPANY'S BOARD OF DIRECTORS:

•	As of the date of this report, the Company closed all 32 branches the Company planned to close in accordance with the reorganization plan and significantly reduced the number of employees, including employees at Company headquarters. Following these measures, the Company operates 148 branches and an internet sales website and employs 4,600 employees.

•	The Company's revenues in the first nine months of 2015 amounted to approximately NIS 3.5 billion compared to approximately NIS 4.4 billion in the corresponding period last year. The decrease in sales resulted mainly from closure of branches and decrease in same store sales (SSS) of stores which were harmed following application to the court.

The sales in SSS stores increased at the end of the quarter and returned to their ordinary level prior to applying to the court; however recent sales have decreased due to a slowdown in the supply of goods by certain suppliers. The Company invests its utmost efforts and operates with the suppliers to assure a regular supply of products in the chain's stores which allow for the continued implementation of the reorganization plan and return to the level of sales prior to applying to the court.

•	The operating loss (before other income and expense) is in line with the target for this period as defined in the reorganization plan of the Company, net of one-time income and expenses and results of losing branches which were closed as part of the reorganization plan, amounted to approximately NIS 68 million in the third quarter of 2015.

•	The operating loss in this quarter totaled approximately NIS 154 million compared to NIS 30 million in the corresponding quarter last year. The loss primarily includes one-time expenses derived from the implementation of the reorganization plan and the decrease in sales as part of formulating the arrangement in court.

1

•	The Company's management resolved to discontinue the losing operations in the Discount segment and sell YOU branches and focus on developing the city chain, Mega in Town, which constitutes the core operations of the Company.

•	As part of the reorganization plan and the efficiency measures, on November 8, 2015, "Mega" entered into an agreement with "Blue Square Real Estate" (BSRE) regarding the reduction of rental fees in respect of the branches Mega rents from BSRE by 9% for a period of 24 months. This agreement is subject to the court approval and the approval of the general meeting of the shareholders of BSRE which were not yet received.

•	As of the date of this report, the Company closed all 32 branches which the Company planned to close in accordance with the reorganization plan. With respect to approximately 20 of these branches, the Company signed agreements with third parties to assign the rental agreements to them, or reached an agreement with landlords regarding the evacuation of these assets. As for the other branches, the Company is conducting negotiations regarding the assignment of such agreements, where for certain agreements the Company applied to the court seeking to be released from the rental agreements on the basis that they are "onerous assets".

•	The parent company, Alon Blue Square, committed under the Company's reorganization plan to inject NIS 320 million into the Company, of which NIS 240 million are loans or guarantees and NIS 80 million as a line of credit for the Company's current needs. As of September 30, 2015, The Company used NIS 187 million of the extended funding and NIS 56 million of the guarantees.

•	As a result of its financial position the Company included a "going concern comment" in the report (see b. 7, p. 18).

Raviv Brookmayer CEO of the Company: "We applied for a court approved arrangement for the reorganization plan in the third quarter, and despite the fact that the quarter represents the core of the crisis, we began implementing the reorganization plan in all aspects. We carried out several dramatic measures designed to immediately address the chain's operating losses. These measures included the closure of 32 losing branches, termination of employment of approximately 1,000 employees in the headquarters and branches, reduction of the Company's headquarters by 30%, supply chain optimization, reduction of payroll expenses totaling approximately NIS 35 million per year and reduction of the headquarters' administrative costs. All of these measures will result in significant cost savings and will be reflected in the coming quarters.

2

In recent weeks there has been a decrease in sales which mainly derived from shortages in branches. Demands of certain suppliers to receive guarantees from the parent company, Blue Square, and the negative publicity regarding the disputes between the parent company with its creditors, resulted in recent weeks in changes in the credit terms from suppliers and a significant slowdown in the supply of goods by Mega's suppliers to retail stores. This slowdown has resulted in a decrease in sales and was one of the essential causes for Mega's deviation from the reorganization plan. We are working vigorously with the suppliers to ensure the availability of goods on the shelves and returning the sales to the required volume.

The Company's management presented the Board of Directors with the initial framework of the strategic plan for its continued rehabilitation. That said, while examining all alternatives, we decided to discontinue the losing operations in the discount stores segment, sell YOU branches and focus on the development of neighborhood stores, Mega in Town, which constitute the core business of our activities. Our exit from the Discount format will help us better address the retail market. Mega in Town is the oldest neighborhood chain in Israel and therefore historically enjoys central and strategic locations in neighborhood centers and is considered one of the chain's strong elements.

The exit from the discount format will require the chain's management to adjust the Company's business activities accordingly. Some of YOU employees will be absorbed into other branches and with respect to the rest of the employees, we will work in collaboration with the Histadrut for their absorption by the purchaser of the branches.

Suppliers' confidence and cooperation with them are necessary and essential for the recovery of the Company. As of the date of this report, Mega has met its obligations to suppliers and believes that the suppliers will cooperate for the success of the Company believing that a strong Mega is crucial for the existence of a competitive and strong market.

3

MEGA RETAIL LTD.

Results for the third quarter of 2015

Revenues in the third quarter of 2015 amounted to NIS 942 million compared to revenues of NIS 1,510 million in the comparable quarter last year, a decrease of 37.64%, which resulted among others, from closing branches and decrease in the sales of SSS stores.

The decrease in the sales of SSS stores in this quarter compared to the corresponding quarter last year amounted to 15.7%. The decrease derived mainly from the period in during which the Company operated with uncertainty due to the motion filed with the court.

Gross profit in the third quarter of 2015 amounted to NIS 210 million (22.3% of revenues) compared to a gross profit of NIS 396 million (26.2% of revenues) in the comparable quarter last year. The gross profit rate was affected by extending "sales" the discounts as part of the Company's plan to bring back customers to the stores.

Selling, general and administrative expenses in the third quarter of 2015 amounted to NIS 278 million (29.5% of revenues), compared to expenses of NIS 458 million (30.3% of revenues) in the comparable quarter last year. The main decrease in expenses is due to efficiency plan taken by the Company and from closing branches offset paltry by the increase of minimum wages and increase in other real costs.

Operating loss (before other income and expense) amounted to NIS 68 million (7.2 % of revenues) in the third quarter of 2015 as compared to NIS 62 million (4.1% of revenues) in the comparable quarter last year.

Other expenses, net in the third quarter of 2015 amounted to NIS 86 million as compared to NIS 32 million in the corresponding quarter last year. The increase derived mainly from impairment of fixed assets of NIS 26 million, the recording of operating losses for the closed branches and provisions for dismissal of employees under the reorganization plan of NIS 42 million.

Operating loss amounted to NIS 154 million in the third quarter of 2015 as compared to NIS 30 million in the comparable quarter last year.

4

MEGA RETAIL LTD.

Financing income, net in the third quarter of 2015 amounted to NIS 220 million. The financing income includes a gain from change in the fair value of financial liabilities resulting from the debt arrangement in the amount of NIS 229 million as compared to financing expenses of NIS 9.2 million in the comparable period last year.

Net loss in the third quarter of 2015 amounted to NIS 66 million, of which NIS 154 million were one-time expenses for 32 branches the management resolved to close under the reorganization plan, and other onetime expenses and onetime income of NIS 229 million from a gain from change in the fair value of financial liabilities resulting from the debt arrangement as compared to a loss of NIS 37 million in the comparable quarter last year.

EBITDA from operations of continuing stores1 in the third quarter of 2015 amounted to NIS 41 million (4.4% of revenues) as compared to a negative EBITDA of NIS 31 million (2% of revenues) in the comparable quarter last year.

1 EBITDA from operations of continuing stores- Operating loss of continuing stores (before other income and expenses) and before depreciation expanses.

5

MEGA RETAIL LTD.

Cash flows for the third quarter of 2015

Cash flows from operating activities: Net cash flow used in operating activities amounted to NIS 9 million in the third quarter of 2015 compared to net cash flow provided by operating activities of NIS 29 million in the comparable quarter last year. The change derived from the increase in current loss, costs of operating the closed branches and changes in working capital.

Cash flows from investing activities: Net cash flows used in investing activities amounted to NIS 12 million in the third quarter of 2015 as compared to net cash flows used in investing activities of NIS 55 million in the comparable quarter last year. The change derived mainly from a decrease in credit to the parent company, net, of NIS 52 million and increase in investment in property, net, of NIS 10 million.

Cash flows from financing activities: Net cash flows provided by financing activities amounted to NIS 147 million in the third quarter of 2015 as compared to net cash flows provided by financing activities of NIS 31 million in the corresponding quarter last year. The cash flows provided by financing activities in this quarter mainly included increase in credit from Alon Blue Square in the amount of NIS 142 million. The net cash flows provided by financing activities in the comparable period last year included mainly the repayment of long term loans of NIS 5 million, an increase in short term credit of NIS 42 million and interest payments of NIS 6 million.

6

MEGA RETAIL LTD.

Results for the first nine months of 2015

Revenues in the first nine months of 2015 amounted to NIS 3,546 million compared to revenues of NIS 4,470 million in the comparable period last year, a decrease of 20.6%, which resulted from closing branches and a decrease in the sales of SSS stores.

The decrease in the sales of SSS stores in the first nine months compared to the corresponding period last year amounted to 6.8%.

Gross profit in the first nine months of 2015 amounted to NIS 832 million (23.5% of revenues) compared to a gross profit of NIS 1,171 million (26.2% of revenues) in the comparable period last year.

Selling, general and administrative expenses in the first nine months of 2015 amounted to NIS 1,020 million (28.8% of revenues), compared to expenses of NIS 1,324 million (29.6% of revenues) in the comparable period last year. The main decrease derived from the efficiency plan taken by the Company and from closing branches offset paltry by the increase of minimum wages and increase in other real costs.

Operating loss (before other income and expenses) amounted to NIS 188 million (5.3 % of revenues) in the first nine months of 2015 as compared to NIS 154 million (3.4% of revenues) in the comparable period last year.

Other expenses, net in the first nine months of 2015 amounted to NIS 588 million as compared to income of NIS 9 million in the corresponding period last year. The increase derived mainly from recording of onetime expenses for deconsolidation of subsidiaries and goodwill amortization of such subsidiaries of NIS 102 million, amortization of goodwill and intangible assets of NIS 260 million, amortization for impairment of fixed assets of NIS 76 million and the recording of a provision for onerous agreements, operating losses in respect of the closed branches and provisions for dismissal of employees under the reorganization plan of NIS 113 million.

Operating loss amounted to NIS 776 million in the first nine months of 2015 as compared to NIS 145 million in the comparable period last year.

7

MEGA RETAIL LTD.

Financing income, net in the first nine months of 2015 amounted to NIS 210 million. The financing income includes a gain from change in the fair value of financial liabilities resulting from the debt arrangement in the amount of NIS 229 million as compared to financing expenses of NIS 23 million in the comparable period last year.

Net loss in the first nine months of 2015 amounted to NIS 565 million, of which NIS 588 million were one-time expenses for 32 branches the management resolved to close under the reorganization plan, a loss caused to the Company in relevant periods due to the subsidiaries Eden Teva Market and Dr. Baby, and other one-time expenses and on the other hand onetime income of NIS 229 million from a gain in change of the fair value of financial liabilities resulting from the debt arrangement as compared to a loss of NIS 130 million in the comparable period last year.

EBITDA from operations of continuing stores1 in the first nine months of 2015 amounted to NIS 101 million (2.8% of revenues) as compared to a negative EBITDA of NIS 59 million (1.3% of revenues) in the comparable half last year.

1 EBITDA from operations of continuing stores- Operating loss of continuing stores (before other income and expenses) and before depreciation expanses.

8

MEGA RETAIL LTD.

Cash flows for the first nine months of 2015

Cash flows from operating activities: Net cash flow used in operating activities amounted to NIS 48 million in the first nine months of 2015 compared to net cash flow provided by operating activities of NIS 122 million in the comparable period last year. The change derived from the increase in current loss, costs of operating the closed branches and changes in working capital.

Cash flows from investing activities: Net cash flows provided by investing activities amounted to NIS 114 million in the first nine months of 2015 as compared to net cash flows used in investing activities of NIS 200 million in the comparable period last year. The change derived mainly from the repayment of credit received from Alon Blue Square as compared to a grant of credit in the corresponding period last year, the total net change amounts to NIS 292 million, a decrease in investment in property, net, of NIS 35 million and the sale of an associate in the amount of NIS 20 million net of effects in respect of subsidiaries that were not consolidated and funds injections of NIS 32 million.

Cash flows from financing activities: Net cash flows provided by financing activities amounted to NIS 72 million in the first nine months of 2015 as compared to net cash flows provided by financing activities of NIS 90 million in the corresponding period last year. The cash flows provided by financing activities in this period mainly included repayment of long term loans of NIS 56 million, decrease in short term credit of NIS 46 million, increase in credit from the Alon Blue Square of NIS 188 million and interest payments of NIS 14 million. The net cash flows provided by financing activities in the corresponding period last year included mainly receipt of long term loans of NIS 120 million offset by repayment of long term loans of NIS 12 million, decrease in interest payments of NIS 18 million.

9

MEGA RETAIL LTD.

Condensed operating data:

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2015	2014	2015	2014	2014
Supermarkets segment
Increase (decrease) same stores' sales (S.S.S)	(6.8)%	(4.7)%	(15.7)%	(2.2)%	(3.6)%
Number of stores at the end of the period	150	183	150	183	197
Stores closed under the reorganization plan	32	-	32	-	-
Stores opened during the period	-	2	-	-	3
Stores closed during the period	6	9	-	4	19
Deconsolidated Eden stores	9	-	-	-	-
Continuing stores – total selling spaces at the end of the period (sq.m)	207,826	333,349	207,826	333,349	297,936
Openings of branches (sq.m)	-	2,040	-	-	4,263
Closings of branches (sq.m)	(5,456)	(23,423)	-	(13,268)	(46,566)
Deconsolidated Eden branches (sq.m)	(15,967)	-	-	-	-
Stores designated for sale (sq.m)	(68,127)	-	-	-	-
Reduction of spaces (sq.m)	(560)	-	-	-	(14,273)
Sales per square meter (continuing branches)	15,143	13,885	4,618	4,301	18,028
Sales per employee (NIS in thousands) (continuing branches)	924	923	287	311	1,183

10

MEGA RETAIL LTD.

Reorganization plan – Mega

a.	An agreement with the employee committee and Histadrut:

On June 21, 2015, a collective agreement and understanding letter were signed between the Company's management, its shareholders, Mega's employee committee and the Histadrut (the employees' agreement) effective from April 1, 2015.

The following are the principles of the employee agreement:

1.	The unionized employees shall waive wage costs of NIS 35 million in a full year effective from April 1, 2015 such that the waiver amount for 2015 is NIS 26 million.

2.	The retirement benefits of employees whose employment is terminated shall be according to the collective agreement or the personal agreement. In addition, the balance in the severance fund on the date of the agreement shall be for financing purposes and encouragement of retirement.

3.	The Company shall close immediately 32 losing branches according to the list attached to the employees' agreement, the employment of the employees in the branches to be closed shall terminate and the Company shall offer positions in other branches that shall continue to operate to 200 of the permanent employees in the branches to be closed in lieu of temporary employees (permanent employees shall retire at their free will) in these branches.

4.	Management shall reduce significantly the personnel in the Company's headquarters and shall cut their wages resulting in an annual saving of NIS 25 million.

5.	The Company shall allocate 33% of its share capital to a legal corporation that shall be established by the employees' representation for the active and permanent employees. The corporation to be established may appoint one-third of the Company's Board who are not external directors and in any event not less than two members, where one is the chairman of the employees committee and the other is a professional party.

11

MEGA RETAIL LTD.

As of the date of issuing these financial statements, it was not yet decided whether the transfer of shares to the employees shall be effectuated by allocating new shares or by way of transferring shares by the parent company. The allocation was not yet reflected in these financial statements. The Company estimates that the value of the benefit to the employees in respect of such grant is immaterial.

6.	In addition, Alon Blue Square committed under the employees agreement to provide to the Company certain credit lines for the first five years of the agreement. This commitment was replaced by a commitment to extend higher credit lines to which Alon Blue Square agreed under the creditors' arrangement, (section b 1).

b.	A debt arrangement between the Company and its creditors:

On June 29, 2015, the Company filed with the district court in Lod a petition under section 350 of the Companies' Law to convent meetings of certain of the Company's creditors: employees, suppliers, property owners and banks in order to reach an arrangement with each of these creditor groups as part of consummating the Company's reorganization plan. On July 1, 2015, the Court approved to convene the meetings and granted Mega an interim period of two weeks during which it will be able to reach a reorganization arrangement with the creditors.

On July 12, 2015, the creditors' meetings of the Company were convened for the purpose of voting on the arrangements being presented.

On July 14 and 15, 2015, the Court approved the creditors' arrangement ("the arrangement approval date"). The principles of the arrangement are as follows:

12

MEGA RETAIL LTD.

1.	Alon Blue Square's contribution:

Alon Blue Square shall extend the Company, effective June 1, 2015, NIS 320 million as follows:

•	NIS 240 million by way of loans or guarantees of which NIS 160 million shall be converted into the Company's share capital (before allocating 33% of the Company's share capital to employees by virtue of the collective agreement signed on June 21, 2015). The balance of NIS 80 million beyond the converted amount to share capital, as above, shall be repaid only after the full repayment of the effective debt to banks and suppliers (as defined in the arrangement).

•	NIS 80 million as a framework for working capital based on the current needs of the Company.

The funding, as aforesaid took effect from June 2015. As of September 30, 2015, the Company used NIS 187 million of such funding. Said funding was measured at fair value as of September 30, 2015 and the difference between the amount transferred and the fair value of NIS 184 million was carried to capital reserve from transactions with shareholders.The Company used guarantees of NIS 56 million.

•	The debts of the Company and Eden Teva Market Ltd. to banks that were secured by Alon Blue Square guarantee or debts that are shared by Alon Blue Square (the guaranteed debt) shall be paid by Alon Blue Square subject to the arrangements to be reached by Alon Blue Square with the banks with respect to the guaranteed debt. As of the balance sheet date, NIS 76 million of the guaranteed debt is a loan in a joint bank account of the Company and Alon Blue Square and NIS 186 million are bank loans taken by the Company and guaranteed by Alon Blue Square.

13

MEGA RETAIL LTD.

2.	Arrangement with banks

a.	Repayment of the effective debt principal (which is the debt of the Company to banks and the debt of Eden Teva to banks where a guarantee was granted by the Company until June 30, 2015 to secure such debt) shall be deferred by three years from the arrangement approval date. After three years, the effective debt principal shall be repaid over six years in equal quarterly installments.

b.	The effective debt principal shall bear an annual interest of 3% (CPI linked) effective from the arrangement approval date which shall be paid every quarter effective from January 2016 onwards.

c.	So long as the guaranteed debt is not paid in full, Alon Blue Square shall not distribute dividends until the end of 2018. After this date, Alon Blue Square may distribute dividends only if after the distribution a minimum equity (after the effect of guarantees granted by Alon Blue Square for Mega's liabilities) exceeding NIS 200 million remains.

d.	So long as the guaranteed debt is not paid in full, after the issuance of the parent company's financial statements for 2016, its net asset value (NAV) shall be reviewed on economic basis by a renowned expert to be agreed upon by the banks and the Company and as much as the NAV of Alon Blue Square less its liabilities (including the guaranteed debt to banks) is less than NIS 100 million – it shall confer upon the banks another ground for putting up the guaranteed debt for immediate repayment and this is beyond the grounds available to them today.

In November 2015, Alon Blue Square reached an outline of agreements with its financial creditors.

3.	Arrangement with suppliers

a.	Past debts (namely the Company's debt as of June 30, 2015; past debt and effective date, respectively) to small suppliers where the debt to them is lower than NIS 800 thousand, shall be repaid in four equal weekly installments effective from July 31, 2015 or effective from the original payment date for each supplier, whichever is later.

14

MEGA RETAIL LTD.

b.	Past debt to large suppliers (where the debt to them is higher than NIS 800 thousand), shall be rapid as follows: 70% of the past debt shall be repaid in four equal weekly installments effective from July 31, 2015 or effective from the original payment date for each large supplier, whichever is later; 30% of the past debt (the deferred debt) shall be deferred for two years (grace period) and shall be repaid effective from July 15, 2017 in 36 equal monthly installments (the repayment period). The deferred debt shall bear in the grace period, interest (unlinked) at 2% per annum (grace interest) and shall bear in the repayment period, interest (unlinked) at 3% per annum (repayment interest). The deferred debt shall not be linked.

c.	Each large supplier will be granted non-negotiable option for 5 months from the grant date, as above, to convert the deferred debt (wholly or paltry) to Blue Square shares by way of allocation of shares, in lieu of the deferred debt to the supplier (the "Option"). In the period of two months from the grant date of the option, the exercise price will be Blue Square's share price in issuance of rights (the "base price"). Upon the elapse of two months from the grant date of the option, the option exercise price will be the higher of: the closing price of Blue Square share in 30 trading days preceding the conversion or 120% of the base price.

d.	The consideration for goods to be supplied effective from August 1, 2015 shall be paid as usual under the credit conditions agreed with each supplier prior to the effective date. In July, the Company worked on a cash basis.

e.	Suppliers shall not change the credit days as agreed with them prior to the effective date for two years from the arrangement approval date.

f.	This arrangement shall not be deemed by the suppliers as an insurance event for the purpose of filing a claim to the credit insurers (Clal Credit Insurance Ltd. BSSH – Israel Credit Insurances Ltd.) and they may not apply to credit insurers for exercising their insurance policy in respect of this arrangement. This arrangement is not to impair the rights of the large suppliers towards the credit insurers with respect to the deferred debt or the effective debt, if not paid.

15

MEGA RETAIL LTD.

4.	Arrangement with property owners:

a.	Effective from August 1, 2015, the payment to property owners shall be made on a monthly basis.

b.	During the period of 90 days from the arrangement approval date, the Company may file individual petitions with the court for approving to assign its rights and obligations under an existing agreement and to waive an existing agreement in connection with rental agreements signed by the Company, for which the Company may reach an conclusion that such agreements are not economically viable for the Company and such agreements impede its continued existence.

c.	Following the court's ruling in the matter, on July 21, 2015, the general meeting of Alon Blue Square Real Estate (BSRE) approved a deferral of 5% of the monthly rental fees for one year from the meeting date, which are scheduled to be paid in the course of the period by the Company.

d.	On November 5, 2015 the Board of Directors of BSRE approved the lease agreements addendum from 2006 and 2009 with the company the principles of which are:

1) BSRE will give a discount of 9% in rental fees in relation to the branches and offices of the Company for a period of 24 months starting from November 1, 2015.

2) It was agreed that the deferral of payment of 5% of the rental fees (see C. above) will be canceled and that the deferred amount will be deducted from the amount of the discount granted to the company.

3) The rental fee alternative as a percentage of revenue in the lease agreements will increase from 2% to 2.75% up to the end of the lease period on March 31, 2019.

4) BSRE will be allowed to shorten and/or terminate the lease period of the Company in the Company's branch in Tel Aviv at any time and without conditions, by giving an advance notice of 12 months.

5) Regarding 11 branches (out of 12 branches the Company announced their closure) that the Company leases it was agreed that the Company shall pay all applicable payments according to the lease agreements without a discount, up to December 31, 2015 with respect to the said 5 branches and up to February 29, 2016 with respect to 6 of said branches.

16

MEGA RETAIL LTD.

6) The term material breach of this addendum was defined and the cancellation of the addendum in the event of a material breach.

Entering into the addendum is subject to the approval of the District Court Center and the approval of the general meeting of BSRE.

e.	As of the report date, the Company closed all branches according to the employees' agreement. With respect to some branches, the Company signed agreements with third parties to assign them the rental agreements (these agreements are still subject to the fulfillment of several conditions precedent that were not yet fulfilled). Regarding the other branches, the Company is conducting negotiations with third parties for assigning these agreements whereas for some branches, the Company applied to court with the proper motion.

5.	The Company's Board of Directors:

Pursuant to the arrangement, the Company's Board shall be consisted of seven members three of whom shall be appointed by the Alon Blue Square, two members shall be appointed by the employees, one director to be appointed by the Company out of a list of five candidates to be recommended by the president of the manufacturers' association and one director was appointed by the court based on the recommendation of the banks. Following this resolution, Alon Blue Square lost the majority on the Company's Board and as a result the control in the Company.

6.	The accounting treatment of the debt arrangement
As part of the Company's debt arrangement, as discussed above, there have been changes in the conditions of the Company's financial liabilities - bank loans (including bank loans guaranteed by Alon Blue Square) and deferred liability balances to suppliers.

In accordance with IAS 39 ('' IAS-39''- Financial Instruments Recognition and Measurement), the Company examined whether the change in the conditions of these liabilities represents a significant change in the terms of an existing financial liability.

17

MEGA RETAIL LTD.

Given the quantitative and qualitative changes made in the terms of such liability, the Company concluded that it is a significant change in the terms of the liabilities. Therefore, and in accordance with IAS 39, the Company treated the changes as an extinguishment of the original financial liability and recognition of a new financial liability, at fair value. This treatment resulted in the recognition of income that was recorded as a result of the debt arrangement during the reporting period (three months ended September 30), totaling approximately NIS 229 million, which is calculated as the difference between the fair value of all components of the proceeds and the carrying amount of these liabilities prior to the arrangement. This income was presented in financial income in the profit or loss statement.

The fair value of the financial liabilities before the debt arrangement and after:

	after the debt arrangement	before the debt arrangement
financial liabilities	NIS In thousands	NIS In thousands
loans from banks	159,524	240,259
loans from banks guaranteed by Alon Blue	173,915	261,934
deferred liability to suppliers	125,844	186,000
Alon Blue Square	3,876	187,831

7.	Going concern comment in the Company's financial statements

The Company has accumulated significant losses in recent years. These losses during the nine month periods ended September 30, 2015 amounted to NIS 565 million. In 2014 and 2013 the losses of the Company and its subsidiaries amounted to NIS 436 million and NIS 130 million, respectively. The Company's shareholders' deficiency as of September 30, 2015 amounted to NIS 345 million and the excess of current liabilities over current assets at that date amounted to NIS 180 million.

Following a deterioration in the financial strength of Mega and as part of its reorganization plan, Mega reached an agreement with its employees as well as an arrangement with some of its creditors (the "the arrangement" or "the creditors arrangement" or Mega's arrangement) in a proceeding under section 350 of the Companies' Law conducted in the Lod District Court (hereinafter:"Court proceedings"). In addition, Mega petitioned the District Court seeking the issuance of a stay of proceedings order with respect to its subsidiaries. Immediately after approval of Mega's debt arrangement by the District Court in July 2015 and in recent months, Mega's management together with the Board of Directors, which includes a number of new members appointed under the arrangement, adopted considerable efficacy measures that included: the closure of 32 branches, reduction of the personnel roster by approximately 1000 employees, and investment of considerable efforts to meet the targets of its business plan underlying the approved arrangement.

18

MEGA RETAIL LTD.

The Company management estimate that the demand by some suppliers for guarantees from the parent company, Blue Square, and negative publicity regarding the parent company's disputes with its creditors, resulted in recent weeks in changes in the credit terms from suppliers and a significant slowdown in the supply of goods by Mega's suppliers to its retail stores. This solwdown has led to a decrease in sales and is one of the central causes for Mega's deviation from the reorganization plan. Other significant causes for Mega's deviation from the reorganization plan are a sale of only a part of the branches that were closed, at a slower pace and for consideration less than Mega's forecasts prior to the arrangement and the need to pay rental fees on account of some of the branches that were closed for a longer period than planned. To increase the prospects of the success of the reorganization, on November 25, 2015, Mega's Board of Directors resolved to take other efficiency measures, mainly the sale of Mega's discount stores (YOU) and focus on the operation of the city stores chain.

Mega's Board of Directors and management believe that Mega's reaching an agreement for the sale of YOU discount store chain, while reaching understandings with employees and suppliers and the continued operation of the reorganization plan while focusing on operating city store chain, will increase the prospects of the plan's success.

Taking into account the uncertainties in relation to the realization of Mega's plan for selling the discount YOU stores, inter alia, because of the need to reach an agreement quickly with third parties (purchaers and renters of assets) regarding the sale of branches, wholly or partly, and the need to reach agreements with employees about significant reduction in manpower derived therefrom , in view of the need to financially strengthen Mega in the future beyond the liabilities of the parent company and given the uncertainty about the willingness of the suppliers to maintain a steady supply of goods in credit terms prior to the arrangement, Mega's management believes that there are substantial doubts regarding the continued existence of Mega as a going concern.

Mega's condensed financial statements do not include adjustments regarding the values of assets and liabilities and their classification that may be required if Mega shall not be able to continue and operate as a going concern.

19

MEGA RETAIL LTD.

Liquidation and petition for stay of proceedings of Mega's subsidiaries

a.	Stay of proceedings in Eden Teva Market –

On July 9, 2015, Eden Teva Market (a company held by Mega at 51%) filed a petition with the district court in Lod seeking an order for stay of proceedings (under section 350 of the Companies' law; the stay of proceedings petition) to which it attached a proposal of creditors arrangement to the creditors of Eden Teva Market. Its debts were estimated at NIS 81 million excluding the debts to the banks amounting to NIS 74.6 million. The Company guarantees the debts of Eden Teva Market towards Leumi Bank and the First International Bank in the amount of NIS 35.7 million and NIS 9.7 million, respectively. Alon Blue Square guarantees the debts of Eden Teva Market towards Hapoalim Bank in the amount of NIS 29.2 million.

On July 9, 2015, the court granted the stay of proceedings petition and issued the requested order to Eden Teva Market. In addition, the court appointed a trustee for the stay of proceedings period.

On July 15, 2015, the stay of proceedings was approved to Eden Teva Market for an additional 30 days.

On July 22, 2015, the Company notified the court that it is withdrawing the arrangement proposal it offered to the creditors of Eden Teva Market under the stay of proceedings petition. In the notice to the court, the Company indicated that it closely reviewed the implications of the reorganization arrangement that was approved and after its operating results became evident in the interim period, from the date of filing the petition with the court which were more severe than those that were forecasted at the beginning as well the rejection of the proposal by the property owners to reduce the rental fees, the Company's management and its Board concluded that the Company is unable to meet the proposed arrangement made in the stay of proceedings petition.

b.	On July 28, 2015, a petition for the liquidation of Dr. Baby (a subsidiary) was filed and a temporary liquidator was appointed by the court.

20

MEGA RETAIL LTD.

c.	In view of the stay of proceedings process of Eden Teva Market and the appointment of temporary liquidator for Dr. Baby, the Company lost its control over these subsidiaries. In the absence of financial data starting from the second quarter of 2015 for these subsidiaries, the Company ceased to consolidate the results of such subsidiaries from April 1, 2015. The losses of those subsidiaries from April 1, 2015 until the stay of proceedings and the appointment of the liquidator are included in the Company's results in the level of the amounts the Company transferred to the subsidiaries after April 1, 2015.

21

MEGA RETAIL LTD.

Onetime expenses:

a.	1. Impairment of intangible assets

The recoverable amount of the cash-generating unit is based on value in use calculations. In performing these calculations, expected cash flows before tax, are used, based on financial estimates approved by management over a period of five years. The expected cash flows after the period of five years are calculated based on estimated growth rates below. The growth rate does not exceed the rate of the average long-term growth of the industry in which the Company operates.

The main assumptions used in calculating the use value of the Company's activities as performed in the financial statements as of June 30, 2015;

Nominal growth rate of 2.1%

Discount rate (before tax) of 15.3%

The weighted average growth rates used in the calculation are consistent with the forecasts that appeared in the published reports relative to the industry and are based on past experience regarding the Company's growth in recent years. The discount rates used are pre-tax, and they take into account specific risks associated with the Company.

Based on the above, the recoverable amount of the Company's operations is less than the carrying amount of the cash-generating unit in question in the amount of approximately NIS 260 million. This loss is included in other expenses in the profit or loss and was allocated first to the carrying value of goodwill at a cost of NIS 226 million and the balance was allocated to other intangible assets.

22

MEGA RETAIL LTD.

In addition, in view of the financial position of the Eden Teva Market, in the second quarter of 2015, goodwill was fully amortized in the amount of NIS 47 million – that was included in the Company's statements in respect of the investment in this subsidiary.

2.	Impairment of fixed assets

Impairment of depreciable assets is reviewed for impairment whenever there are events or changes in circumstances indicating that the carrying amount may not be recoverable.

The amount of impairment loss recognized is equal to amount where the carrying value of an asset exceeds its recoverable amount. The recoverable amount of an asset is the higher of the asset's fair value less costs to sell and value in use. For estimating the impairment, assets are grouped to the lowest levels for which there are separately identifiable cash flows (cash generating units).

The Company estimated the impairment for the cash-generating unit to which the store is attributed when the incoming cash flows depends on the incoming cash flows of another store in the same geographic area.

The recoverable amount of the cash generating units is lower than their carrying value and therefore an impairment loss of NIS 10 million was recognized.

b.	One-time expenses relating to the Company's reorganization

1.	All branches designated for closure are leased by the Company under an operating lease. These lease agreements are non-cancelable until the exit points contained in the agreement.

23

MEGA RETAIL LTD.

As mentioned above, the Company intends to terminate the activities of the branches and lease the property to a sub-tenant or transfer to another tenant the lease rights and in some cases leave the property with paying the property owner. In accordance with the provisions of IAS 37 "Provisions, Contingent Liabilities and Contingent Assets", the Company examined whether the commitments regarding these branches constitute onerous agreements.

As per the Company's estimate, the Company recognized a provision equal to the inevitable costs required to comply with the obligations inherent in the lease agreements of the branches and the operating losses until the closing of these branches is NIS 86 million.

2.	The employment of most of the employees in branches that were closed was discontinued. In addition, an efficiency plan was carried out in the Company's headquarters that included the dismissal of 120 employees. In view of the above, the Company recorded NIS 27 million in respect of payments of grants and early notice payments to these employees.

3.	Following the Company's decision to immediately close 32 losing branches, the Company reviewed impairments loss of these branches separately than the cash generating unit to which they were attributed and calculated the recoverable amount for each branch in its own name.

The recoverable amount of the branches designated for closure is lower than their carrying value and therefore an impairment loss of NIS 66 million was recognized.

24

MEGA RETAIL LTD.

c.	Material lawsuits

1.	On September 21, 2015, the District Court Center decided that by May 21, 2016 hearings of class actions will be delayed, except for claims relating to declaratory remedies which do not have a significant financial meaning with respect to Mega and except claims which amounts are not burdensome.

2.	In July 2015, a claim was filed against the Company and Alon Blue Square by Guy Provizor et al, seeking the court to determine that the affairs of the Eden Teva Market Ltd were and are managed by the Company and Alon Blue Square through discrimination and on the basis of which, the court is requested to issue a directive for the prevention/cessation of discrimination, including compelling, Alon Blue Square and the Company to purchase all shares of the plaintiffs according to the value claimed by the plaintiff. Before filing an answer to the claim, the plaintiffs filed a motion with the court, in which they announced that due to the change of circumstances occurring after the filing date of the claim, because Eden entered into a stay of proceedings process and its operations were sold, they request to amend the claim.

At this stage, given the preliminary stage of the claim, the Company did not include a provision in the financial statements. The Company will continue to follow up on the development of the claim.

3.	Another lawsuit was filed in July 2015 with the Tel Aviv District Court against the Company, Alon Blue Square and whoever served as members of the board of directors of the Company, by one of the Company's suppliers of dairy products. The lawsuit seeks an approval as a derivative claim, alleging that in 2013, the Company conducted a prohibited distribution of dividends in the amount of approximately NIS 100 million. The plaintiff requests the court to order Alon Blue Square and directors to return to the Company all payments and/or dividends and/or benefits and/or rights received by them in connection with the said distribution. In addition, the plaintiff requests the court to order the Company and Alon Blue Square to provide documents and information about the Company, including its financial statements for 2011 - 2014. As of today, the Company examines the lawsuit and denies all allegations contained therein, but at this early stage of the proceedings, it is unable to assess the prospects of the lawsuit, including the prospects for its approval as a derivative claim.

25

MEGA RETAIL LTD.

MEGA RETAIL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2015

(UNAUDITED)

	September 30,		December 31,
	2015	2014	2014
	Unaudited		Audited
	NIS In thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	138,715	8,621	6,175
Investment in securities	209	369	297
Parent company		221,044	173,441
Trade receivables and other receivables:
Trade receivables	178,651	307,971	267,372
Other	27,411	61,341	39,778
Income taxes receivable	3,222	2,150	3,268
Inventories	194,392	365,545	319,379
Branches Intended for sale or closure	45,200
Total current assets	587,800	967,041	809,710

NON-CURRENT ASSETS:
Investments accounted for using equity method		15,446	16,282
Property and equipment, net	304,241	588,126	562,067
Other long-term receivables	7,830	91,666	89,600
Deferred taxes		160,956
Intangible assets, net	37,017	347,409	324,406
Total non-current assets	349,088	1,203,603	992,355
Total assets	936,888	2,170,644	1,802,065

26

MEGA RETAIL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2015

(UNAUDITED)

	September 30,		December 31,
	2015	2014	2014
	Unaudited		Audited
	NIS In thousands

Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Credit and loans from banks and others		214,947	320,339
Current maturities of long-term loans from banks		59,016	59,024
Trade payables	526,432	867,000	746,039
Related party	38,772	44,632	38,757
Other trade payables	194,073	235,715	223,928
Other liabilities	8,177	9,652	6,813
Total current liabilities	767,454	1,430,962	1,394,900

NON CURRENT LIABILITIES:
Long-term loans from banks, net of current maturities	159,524	277,057	250,860
Long-term loans from banks guaranteed by Alon Blue Square	173,915
deferred liability to suppliers	125,844
Alon Blue Square	3,876
Liabilities in respect of employee benefits, net of amounts funded	45,732	60,577	61,046
Other liabilities	5,436	60,468	58,025
Derivative financial instruments	337	1,315	1,193
Total non-current liabilities	514,664	399,417	371,124
Total liabilities	1,282,118	1,830,379	1,766,024

EQUITY:

Ordinary shares	91,730	91,730	91,730
Other reserves	658,911	474,956	474,956
Accumulated deficit	(1,095,871)	(226,421)	(530,645)
Total equity	(345,230)	340,265	36,041
Total liabilities and equity	936,888	2,170,644	1,802,065

27

MEGA RETAIL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

FOR THE NINE AND THREE MONTH PERIOD ENDED SEPTEMBER 30, 2015

(UNAUDITED)

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2015	2014	2015	2014	2014
	NIS In thousands
	Unaudited				Audited

Revenues	3,545,666	4,470,035	941,896	1,510,356	5,828,324
Cost of sales	2,714,104	3,299,502	731,690	1,114,104	4,329,609
Gross profit	831,562	1,170,533	210,206	396,252	1,498,715
Selling, general and administrative expenses	1,019,535	1,324,213	277,864	458,068	1,737,936
Loss before Other losses	(187,973)	(153,680)	(67,658)	(61,816)	(239,221)
Impairment of Assets	(383,819)		(25,738)
Onetime expenses related to the recovery of the company	(112,646)		(41,496)
Loss from unconsolidated subsidiaries	(55,102)
Other income (expenses)	(36,388)	8,657	(18,692)	31,811	(37,436)
Operating profit	(775,928)	(145,023)	(153,584)	(30,005)	(276,657)
Gain from changes in fair value of financial liabilities	228,910		228,910
Finance income	696	2,440	72	316	3,105
Finance expenses	(19,848)	(25,648)	(8,912)	(9,611)	(34,562)
Finance expenses, net	209,758	(23,208)	220,070	(9,295)	(31,457)

Loss before gains of associates	(566,170)	(168,231)	66,486	(39,300)	(308,114)
Share in gains of associates	944	2,832		944	3,777
Loss before tax	(565,226)	(165,399)	66,486	(38,356)	(304,337)
Taxes on income (tax benefit)		(35,189)		(1,110)	131,385

Gain (loss) for the period	(565,226)	(130,210)	66,486	(37,246)	(435,722)

28

MEGA RETAIL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE AND THREE MONTH PERIOD ENDED SEPTEMBER 30, 2015

(UNAUDITED)

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2015	2014	2015	2014	2014
	NIS In thousands
	Unaudited				Audited

CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash provided by (used in) operating activities (a)	(47,820)	122,213	(13,322)	28,612	14,133
Income tax paid	(373)	(37)	4,129	580	(1,156)
Net cash provided by (used in) operating activities	(48,193)	122,176	(9,193)	29,192	12,977
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(38,396)	(103,505)	(6,509)	(31,583)	(139,877)
Purchase of intangible assets	(12,114)	(11,196)	(6,813)	(11,196)	(22,500)
Proceeds from sale of property and equipment	2,736	33,138	939	32,762	65,928
Proceeds from sale of investment in associate	19,393
Unconsolidated subsidiaries (b)	(2,145)
Funds for unconsolidated subsidiaries	(29,375)
Proceeds from sale of securities	87		12
Decrease (increase) in credit to Alon Blue Square, net	173,441	(118,712)		(51,964)	(71,109)
Interest received		24			25
Net cash provided by (used in) investing activities	113, 627	(200,251)	(12,371)	(54,762)	(167,533)

CASH FLOWS FROM FINANCING ACTIVITIES:
Receipt of long-term loans		120,000			120,000
Repayment of long-term loans	(55,682)	(11,018)		(4,627)	(37,310)
Short-term credit from banks	(45,518)	(1,171)	7,516	41,906	105,250
Increase in credit from the parent company, net	187,829		142,459
Interest paid	(14,224)	(17,924)	(2,730)	(6,096)	(22,988)
Net cash provided by (used in) financing activities	72,405	89,887	147,245	31,183	164,952

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND BANK CREDIT	137,839	11,812	125,681	5,616	10,396
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK CREDIT AT BEGINNING OF PERIOD	876	(9,520)	13,034	(3,324)	(9,520)
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK CREDIT AT END OF PERIOD	138,715	2,292	138,715	2,292	876

29

MEGA RETAIL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE AND THREE MONTH PERIOD ENDED SEPTEMBER 30, 2015

(UNAUDITED)

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2015	2014	2015	2014	2014
	NIS In thousands
	Unaudited				Audited

(a) Net cash provided by (used in) operating activities:
Loss before taxes on income	(565,226)	(165,399)	66,486	(38,356)	(304,337)
Adjustments for:
Depreciation and amortization	86,895	95,180	26,213	30,865	131,927
Share in profit of associates, net	(944)	(2,832)		(944)	(3,777)
Gain from realization of investment in associate	(1,859)
Loss (gain) from sale and impairment of property and equipment	402,434	(21,944)	36,271	(24,529)	(8,376)
Loss from unconsolidated subsidiaries	55,102
Gain from changes in fair value of derivative financial instruments	(229,767)	(1,052)	(229,280)	(322)	(1,173)
Linkage differences on assets and long term loans, net	(4,738)	599	(3,062)	767	851
Employee benefit liability, net	(12,199)	(11,642)	(6,271)	(3,361)	(10,293)
Interest paid, net	14,224	17,899	2,730	6,096	22,963
	(256,078)	(89,191)	(106,913)	(29,784)	(172,215)

Changes in operating assets and liabilities:
Decrease (increase) in trade receivables	79,037	15,970	41,130	(13,500)	56,569
Decrease (increase) in other accounts receivables	10,625	(27,089)	(3,140)	(28,611)	4,703
Decrease in inventories	84,225	15,737	65,387	144	61,903
Increase (decrease) in trade payables and other accounts payable	34,371	206,786	(9,786)	100,363	63,173
	208,258	211,404	93,591	58,396	186,348

	(47,820)	122,213	(13,322)	28,612	14,133

30

MEGA RETAIL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2015

(UNAUDITED)

For the nine
month period
ended September 30
2015
Unaudited
NIS In thousands

Unconsolidated subsidiaries (b)
Trade receivables	(9,685)
other receivables	(2,933)
Inventories	(40,762)
Property, equipment and intangible assets	(135,773)
Trade payables and Other liabilities	69,073
Employee benefit liability	3,115
Credit and loans from banks	17,100
Amortization of goodwill	46,908
Loss from unconsolidated subsidiaries	55,102
2,145

31

MEGA RETAIL LTD

Forward-looking statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, plans or projections about our business, our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the following: the uncertainty of the success of the plan of recovery and arrangement with debtors, suppliers, service providers and lessors; the effect of the plan of recovery and arrangement on sales in our supermarkets and on the desire of suppliers to continue supplying products or services to our supermarkets; the effect of the economic conditions in Israel on the sales in our stores and of our products and on our profitability; our ability to compete effectively against low-priced supermarkets and our other competitors; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; Other risks, uncertainties and factors disclosed in Alon Blue Square filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in Alon Blue Square annual report on Form 20-F for the year ended December 31, 2014. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

32